FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Audited Annual Financial Statements for the period

ended December 31, 2002

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 3, 2003

/s/  Bradford Cooke

Bradford Cooke

President

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation as disclosed in note 2(f) to the consolidated financial statements, on a consistent basis.

KPMG  LLP   (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2003

CANARC RESOURCE CORP. Consolidated Balance Sheets (expressed in thousands of United States dollars)
	December 31, 2002	December 31, 2001
Assets
Current assets:
Cash and cash equivalents	$215	$70
Marketable securities (note 3)	384	300
Due from related parties (note 7)	27	11
Receivables	26	93
	652	474
Resource properties (note 4)	9,348	16,408
Equipment (note 5)	217	199

	$10,217	$17,081

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$31	$108

Non-controlling interest in subsidiary	128	136

Shareholders' equity:
Share capital (note 6)
Authorized:
100,000,000 common shares
Issued:
47,159,444 common shares (2001 - 43,834,801)	45,125	44,491
Stock-based compensation (note 6(b))	64	-
Deficit	(35,131)	(27,654)
	10,058	16,837

	$10,217	$17,081

Nature of operations (note 1)
Commitments and contingencies (note 4)
Subsequent events (note 11)

See accompanying notes to consolidated financial statements

Approved by the Directors:

"Bradford J. Cooke"	"Stephen Peck"
Director	Director

CANARC RESOURCE CORP. Consolidated Statements of Operations and Deficit (expressed in thousands of United States dollars, except per share amounts)
	Years ended December 31,
	2002	2001	2000
Revenue:
Investment and other income	$246	$41	$21

Expenses:
General and administrative	249	204	328
Stock-based compensation (note 6(b))	182	-	1
Shareholder relations	26	-	44
Property investigation	23	62	169
Amortization	9	6	8
Travel	5	1	11
Corporate development	2	-	5
Foreign exchange (gain) loss	(3)	7	(3)
Write-down of resource properties	7,220	3,150	245
Write-down of marketable securities	18	7	108
Loss on disposal of equipment	-	258	-
	7,731	3,695	916

Loss before the undernoted	7,485	3,654	895
Non-controlling interest	(8)	6	(124)

Loss for the year	7,477	3,660	771

Deficit, beginning of year	27,654	23,994	23,223

Deficit, end of year	$35,131	$27,654	$23,994

Basic and diluted loss per share	$0.17	$0.09	$0.02

Weighted average number of shares outstanding	45,075,058	42,569,048	40,298,759

See accompanying notes to consolidated financial statements

CANARC RESOURCE CORP. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)
	Years ended December 31,
	2002	2001	2000

Cash provided from (used for):

Operations:
Loss for the year	$(7,477)	$(3,660)	$(771)
Items not involving cash:
Shares issued for expenses	-	-	1
Stock-based compensation	182	-	-
Loss on disposal of equipment	-	258	-
Gain on marketable securities	(238)	(31)	(12)
Write-down of marketable securities	18	7	108
Write-down of resource properties	7,220	3,150	245
Non-controlling interest	(8)	6	(124)
Amortization	9	6	8
Changes in non-cash operating working capital:
Due to/from related parties	(16)	(17)	28
Receivables	67	(57)	37
Accounts payable and accrued liabilities	(64)	(143)	51
	(307)	(481)	(429)

Financing:
Issue of common shares for cash	516	293	210

Investments:
Proceeds from short term investments	307	-	-
Purchase of short-term investments	(463)	(63)	-
Proceeds from disposal of marketable securities	426	44	-
Purchase of marketable securities	(147)	-	-
Resource properties, net of recoveries	(160)	151	138
Proceeds from disposition of equipment	1	28	2
Purchase of equipment	(28)	-	-
	(64)	160	140

Increase (decrease) in cash and cash equivalents	145	(28)	(79)

Cash and cash equivalents, beginning of year	70	98	177

Cash and cash equivalents, end of year	$215	$70	$98

Supplemental disclosure with respect to cash flows (note 10)

See accompanying notes to consolidated financial statements

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1.

Nature of operations:

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $35,131,000 at December 31, 2002.  Furthermore, the Company has working capital of $621,000 as at December 31, 2002, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects to those in the United States, except as disclosed in note 12.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.   Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities includes investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

2.

Significant accounting policies (continued):

 (d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

As allowed under the new standard, the Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense is recognized when stock options are granted to directors and employees if the exercise price of the stock options granted is at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

Prior to the adoption of the new standard, no compensation expense was recognized for the Company's stock option plan when the options were granted.  Any consideration paid by employees or directors on exercise of options was credited to share capital.  If an employee or director utilized their share appreciation right instead of their stock option, the quoted market value of the common shares issued was charged as stock-based compensation expense.

(g)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.

Significant accounting policies (continued):

 (h)

Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the exercise of options and warrants would reduce the calculated loss per share.

(i)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates; and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(k)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is set out in note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

3.

Marketable securities:

	2002	2001

Investment in shares of companies, at cost	$ 526	$ 725
Cumulative write-downs	(361)	(488)
	165	237

Short-term investments	219	63

	$ 384	$ 300

The quoted market value of shares of companies is approximately $284,000 (2001: $328,000) at December 31, 2002 and the fair value of short-term investments approximated their carrying amount.  Included in investment in shares of companies is shares of Skinny Technologies Inc. ("Skinny"), formerly Consolidated Magna Ventures Ltd., a company with certain common directors at the time of receipt of the shares (note 7).  At December 31, 2002, these shares had a cost of $166,000 (2001:  $324,000), a carrying value of $13,000 (2001:  $49,000) and a quoted market value of approximately $13,000 (2001:  $114,000).  During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of Cdn$20,000 of the amounts due to the related party (2001: 720,000 shares in settlement of Cdn$72,000).

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

3.

Marketable securities (continued):

Also included in investment in shares of companies is shares of Endeavour Gold Corp., a company which has a director and an officer in common with the Company.  At December 31, 2002, these shares had a cost of $250,000 (2001:  $224,000), a carrying value of $42,000 (2001:  $11,000) and a quoted market value of approximately $95,000 (2001:  $11,000).

4.

Resource properties:

	December 31, 2002			December 31, 2001
	Acquisition costs	Exploration/ development	Total	Acquisition costs	Exploration/ development	Total

British Columbia:
New Polaris (note 4(a)(i)):	$ 3,605	$ -	$ 3,605	$ 3,605	$ 5,469	$ 9,074
Eskay Creek (note 4(a)(ii)):	188	14	202	188	14	202

Costa Rica:
Bellavista (note 4(b)):	90	-	90	90	-	90

Suriname:
Sara Kreek (note 4(c)(i))	1,567	1,717	3,284	1,567	3,434	5,001
Benzdorp (note 4(c)(ii))	166	1,987	2,153	151	1,876	2,027

Mexico:
Clara (note 4(d)(i))	-	14	14	-	14	14

	$ 5,616	$ 3,732	$ 9,348	$ 5,601	$ 10,807	$ 16,408

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management's estimate of the property's recoverable value.  Due to the continued depressed gold markets, early in fiscal 2002, the Company wrote-down the property by an additional $5,486,286.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.).  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4.

Resource properties (continued):

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management's estimate of the property's recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period.

In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest once the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of the Company and the property owner.

(d)

Mexico:

(i)

Clara:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company's 63% owned subsidiary, Minera Aztec Silver Corporation ("Aztec") was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000.  Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

(ii)

Lobo properties:

The Company held a 100% interest in the Lobo Properties, Mexico.  As of December 31, 2000, the Company ceased further exploration activity on the properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $195,251.  During fiscal 2002, the Company paid $16,592 of additional costs, net of recoveries, in connection with these properties.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4.

Resource properties  (continued):

(d)

Mexico (continued):

(iii)

Nopalera properties:

In August 1999, the Company entered into an option agreement to earn up to a 60% interest in three mineral claims located in the State of Chihuahua, Mexico.  In October 2000, the Company terminated the option and wrote-off acquisition and exploration costs in the aggregate of $49,808.

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments	Expenditure Commitment	Shares

Benzdorp (Note 4(c)(ii))
2003 (i)	$60	$-	-
2004	75	-	-
2005	-	1,000	-
2006	-	2,000	-

Sara Kreek (Note 4(c)(i))
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i))
Net profit interest buyout	-	-	150,000

Clara (Note 4(d)(i)) 2003	-	50	50,000 (ii)
2004	-	100	50,000 (ii)
2005	-	150	100,000 (ii)
2006	-	200	300,000 (ii)

	$135	$3,500	850,000

(i)

The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement.  Should this transfer not occur in 2003, these payments and the expenditure commitment, will each be extended by one year.

(ii)

Shares of the Company's subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

5.

Equipment:

	December 31, 2002			December 31, 2001
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Mining equipment	$ 157	$ -	$ 157	$ 142	$ -	$ 142
Vehicles	15	-	15	15	-	15
Office furniture and
equipment	158	113	45	146	104	42
	$ 330	$ 113	$ 217	$ 303	$ 104	$ 199

6.

Share capital:

(a)

Issued:

Number of shares	Amount
Balance at December 31, 1999	39,782,448	$ 43,987
For cash:
Private placement	1,050,000	210
On exercise of share appreciation rights	2,353	1

Balance at December 31, 2000	40,834,801	44,198
For cash:
Private placement	3,000,000	293

Balance at December 31, 2001	43,834,801	44,491
For cash:
Private placements	2,400,000	433
Exercise of warrants	375,000	83
On exercise of share appreciation rights	549,643	118

Balance at December 31, 2002	47,159,444	$ 45,125

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,126,450 common shares.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.   Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  There were no share appreciation rights outstanding at December 31, 2002.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(b)

Stock option plan  (continued):

The continuity of stock options for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001	2000
	Number of shares	Weighted average exercise price (Cdn)	Number of shares	Weighted average exercise price (Cdn)	Number of shares	Weighted average exercise price (Cdn)
Outstanding, beginning of year	2,549,000	$0.45	4,258,500	$0.46	3,526,000	$0.51
Granted	1,900,000	0.21	-	-	770,000	0.27
Exercised	-	-	-	-	-	-
Expired/cancelled	(820,000)	0.17	(1,709,500)	0.49	(37,500)	0.36

Outstanding, end of year	3,629,000	$0.39	2,549,000	$0.45	4,258,500	$0.46

Exercise price range (Cdn)	$0.17 - $0.92		$0.25-$0.92		$0.25-$0.92

At December 31, 2002, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 5.6 years.

During the year ended December 31, 2002 the Company granted stock options to non-employees to acquire up to an aggregate of 480,000 common shares at exercise prices ranging from Cdn$0.17 to Cdn $0.34 per share and to directors and employees to acquire up to an aggregate of 1,420,000 common shares at an exercise price of $0.17 per share.

In addition to the quoted market value of the shares issued on exercise of share appreciation rights, pursuant to the new CICA standard of accounting for stock-based compensation (note 2(f)), the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense in 2002.  Compensation expense for stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method, is as follows:

Loss for the year
Reported	$(7,477)
Stock-based compensation to directors and employees	(103)

Pro forma	$(7,580)

Basic and diluted loss per share
Reported	$(0.17)
Pro forma	$(0.17)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(b)

Stock option plan  (continued):

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4.55%
Expected dividend yield	-
Expected stock price volatility	92%
Expected option life in years	4

 (c)

Warrants:

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired	Outstanding at December 31, 2002

$ 0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-

$ 0.18/	May 17, 2003/
$ 0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$ 0.21	April 8, 2004	-	1,080,000	-	-	1,080,000

$ 0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

At December 31, 2001 the Company had outstanding warrants to purchase an aggregate 3,525,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Exercised	Expired	Outstanding at December 31, 2001

$ 0.35	June 16, 2002	525,000	-	-	-	525,000

$ 0.18/	May 17, 2003/
$ 0.20	May 17, 2004	-	3,000,000	-	-	3,000,000

		525,000	3,000,000	-	-	3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of shares
Outstanding, December 31, 2002	47,159,444
Property agreements (note 4(e))	350,000
Stock options (note 6(b))	3,629,000
Warrants (note 6(c))	4,705,000
Fully diluted, December 31, 2002	55,843,444

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(e)

Shareholder rights plan:

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire in November 2003.

7.

Related party transactions:

At December 31, 2002 and 2001, amounts due from related parties comprise balances owing from companies with certain common directors.  The amounts were for reimbursement of costs in the normal course of business.  During 2000, the Company received 1,553,960 common shares of Skinny, one of the companies with certain common directors at that time, in settlement of Cdn$233,094 of their debts to the Company.  During 2000, the Company also received loans from Skinny in the aggregate of Cdn$25,000 to assist in funding the Company's operations.  At December 31, 2002, the Company had a balance due from Skinny of Cdn$7,680 (2001:  Cdn$9,220).

General and administrative costs during 2002 include Cdn$120,000 (2001: Cdn$90,660; 2000: Cdn$11,000) of consulting fees charged by a company controlled by a director of the Company, Cdn$45,742 (2001: Cdn$9,758; 2000:  Cdn$nil) of legal fees charged by a law firm in which an officer of the Company is an employee and Cdn$nil (2001: Cdn$17,937; 2000:  nil) of legal and consulting fees charged by directors of the Company.

8 ..

Segment disclosures:

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $74,000 (2001 - $60,000) of mining equipment and vehicles which are located in Suriname.

9.

Income taxes:

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2002	2001	2000
	39.62%	44.62%	45.62%
Income tax benefit computed at Canadian statutory rates	$ 2,962	$ 1,630	$ 351
Foreign tax rates different from statutory rate	(28)	(19)	(30)
Temporary differences not recognized in year	(2,840)	(1,523)	(121)
Unrecognized tax losses	(94)	(88)	(200)

	$ -	$ -	$ -

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

9.

Income taxes:  (continued)

The significant components of the Company's future income tax assets as at December 31, 2002 and 2001 are as follows:

	2002	2001

Future income tax assets
Non-capital losses carried forward	$ 1,464	$ 2,068
Capital losses carried forward	22	22
Resource properties	4,012	4,953
Capital assets	3,719	1,301
	9,217	8,344
Valuation allowance	(9,217)	(8,344)

Future income tax assets, net	$ -	$ -

At December 31, 2002, the Company has non-capital losses for Canadian tax purposes of approximately $4,109,000 which expire on various dates to 2009, and Canadian capital losses of approximately $122,000 which are without expiry.  In addition, the Company has operating losses in Suriname of approximately $7 million and operating losses in Mexico of approximately $400,000, which may be carried forward and used to reduce certain taxable income in future years.  The foreign losses expire at various dates prior to 2015.

10.

Supplemental disclosure with respect to cash flows:

2002	2001	2000

Significant non-cash financing and investing activities:

Marketable securities received for related party debt	$ -	$ -	$ 156
Marketable securities received for resource property	-	177	39
Resource property expenditures paid with marketable securities	-	-	14
Settlement of accounts payable with marketable securities	13	98	-
Shares issued on exercise of share appreciation rights	118	-	1

Supplemental cash flow information:

Income taxes paid	$ -	$ -	$ -
Interest paid	-	-	4

11.

Subsequent events:

Subsequent to December 31, 2002, the Company closed a private placement for the issue of 1,250,000 units at Cdn$0.52 per unit for proceeds of Cdn$650,000.  Each unit is comprised of one common share and one half warrant with each whole warrant exercisable to acquire one additional common share at Cdn$0.63 per share for a two year period.

The Company has also issued a total of 575,000 common shares pursuant to the exercise of warrants for proceeds of Cdn$120,750 and issued an additional 52,830 common shares to a director pursuant to the exercise of share appreciation rights.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

12.

Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles ("GAAP"), as they affect the Company, are substantially the same, except for the following:

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2002: $120,312; 2001:  $91,719;  2000:  $nil) being recorded in operations.

Under U.S. GAAP, stock-based compensation is accounted for on a fair value methodology, although for stock-based compensation to directors and employees, the effects may be disclosed in the notes to the financial statements rather than in the statement of operations. This method is comparable to the Canadian standard adopted in 2002.  However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted and vested in 2001 and 2000 would be required to be disclosed for U.S. presentation purposes.  As there were no options granted to non-employees during the years ended December 31, 2001 and 2000, this difference has no effect on the Company's financial statements.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset,  an impairment loss is recognized.  SEC staff have indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all resource property exploration costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,	December 31,
	2002	2001

Assets under Canadian GAAP	$ 10,217	$ 17,081

Adjustments to reconcile to U.S. GAAP
Adjustment for marketable securities	120	92
Adjustment for resource property exploration costs	(3,732)	(10,807)

Assets under U.S. GAAP	$ 6,605	$ 6,366

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

	December 31,	December 31,
	2002	2001

Shareholders' equity, under Canadian GAAP	$ 10,058	$ 16,837
Adjustments to reconcile to U.S. GAAP
Adjustment for marketable securities	120	92
Adjustment for resource property exploration costs	(3,732)	(10,807)

Shareholders' equity, under U.S. GAAP	$ 6,446	$ 6,122

	Years ended December 31,
	2002	2001	2000

Loss for the year, under Canadian GAAP	$ (7,477)	$ (3,660)	$ (771)
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	28	92	-
Resource property exploration costs incurred in the year	(145)	(25)	(91)
Deferred exploration costs included in write-down of resource properties	7,220	3,149	85

Loss for the year, under U.S. GAAP	$ (374)	$ (444)	$ (777)

Basic and diluted loss per share, under U.S. GAAP	$ (0.01)	$ (0.01)	$ (0.02)

	Years ended December 31,
	2002	2001	2000

Cash used for operating activities, under Canadian GAAP	$ (307)	$ (481)	$ (429)
Adjustment for resource property exploration costs	(145)	(25)	(91)

Cash used for operating activities, under U.S. GAAP	$ (452)	$ (506)	$ (520)

	Years ended December 31,
	2002	2001	2000

Cash provided from (used for) investing activities, under Canadian GAAP	$ (64)	$ 158	$ 140
Adjustment for resource property exploration costs	145	25	91

Cash provided from investing activities, under U.S. GAAP	$ 81	$ 183	$ 231

Management Discussion and Analysis

Year ended December 31, 2002

Financial Analysis

This Management Discussion and Analysis (MD&A) for the year ended December 31, 2002 should be read in conjunction with the audited financial statements for the twelve-month period ended December 30, 2001.  The MD&A is an assessment of the financial affairs of the Company for the most recent fiscal period.  All figures are in $US.

Since its incorporation the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flow.  To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flow is achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies.  The Company is not aware of any changes in it's the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had positive working capital of $621,000 at December 31, 2002 as compared to $366,000 at December 31, 2001.  Current assets rose 38% to $652,000 and current liabilities dropped 71% to $31,000 during the fiscal year 2002.  The Company's principal sources of funds in 2002 included the sale of marketable securities derived from a shares-for-cash payment from our partner on the Bellavista project in Costa Rica and the raising of capital in September through a private placement of treasury shares.

Results of Operations

The Company experienced a loss of $7,477,000 ($0.16 per share) for the 12-month period ending December 31, 2002 as compared to a loss of $3,660,000 (0.09 per share) for the 12-month period ended December 31, 2001. The Company incurred cash expenditures totalling $493,000 on general, administrative, and other costs in the fiscal year 2002 as compared to $280,000 in the fiscal year 2001. The use of capital during the period was mainly directed toward company operating expenses and the resumption of work on the New Polaris and Benzdorp projects.

Management elected to take write downs of $5,503,000 on the New Polaris property and $1,717,000 on the Sara Kreek property to reflect the impairment of these project values due to the lack of recent development activity, the depressed gold price and capital markets for gold shares, and the reduced values of comparable projects in the junior resource sector.  The Company also incurred a $181,000 loss for stock-based compensation as several employees and directors elected to exercise portions of their stock options.